July 21, 2005

Deborah A. Vitale
President
Diamondhead Casino Corporation
150-153rd Avenue, Suite 201
Madeira Beach, Florida 33708

**Re: Diamondhead Casino Corporation
        Form 10-KSB for the year ended December 31, 2004
        Commission File Number: 000-17529**

Dear Ms. Vitale:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                                Sincerely,

                                                David R. Humphrey
                                                Branch Chief